Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

Denison Announces Results of Shareholder Meeting

Toronto, ON – May 4, 2022. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML, NYSE American: DNN) is pleased to report that the nominees listed in the management proxy circular dated March 23, 2022 (the “Circular”) for the Annual General Meeting of Shareholders held in Toronto today (the "Meeting ") were elected as directors of the Company.

The Company is also pleased to report that all other items of business presented to its shareholders at the Meeting, as more particularly described in the Circular, were approved.

Detailed results of the vote by proxy for the election of directors are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
David D. Cates	287,858,710	98.33	4,902,488	1.67
Brian D. Edgar	285,402,715	97.49	7,358,483	2.51
Ron F. Hochstein	214,886,081	73.40	77,875,117	26.60
Yun Chang Jeong	289,706,277	98.96	3,054,921	1.04
David Neuburger	290,406,734	99.20	2,354,464	0.80
Laurie Sterritt	290,203,425	99.13	2,557,773	0.87
Jennifer Traub	289,467,949	98.88	3,293,249	1.12
Patricia M. Volker	290,167,763	99.11	2,593,435	0.89

The Board of Directors (the “Board”), on recommendation of the Corporate Governance & Nominating Committee (after detailed review), approved the individuals nominated to shareholders for election to serve as directors of the Board and is confident of their suitability to serve on the Board and its Committees. The Company was advised that proxy advisory firm Institutional Shareholder Services (“ISS”) recommended a “withhold” vote against Mr. Hochstein, which is believed to have impacted the voting results at the Meeting. According to their reporting, ISS has taken the position that Mr. Hochstein is not independent due to his prior role as CEO of the Company 7 years ago. Mr. Hochstein has served as President and CEO of Lundin Gold Inc. since 2014, resigning as CEO of the Company in March 2015. It is the position of the Board that Mr. Hochstein’s prior executive positions with Denison do not interfere with his ability to exercise independent judgment as a member of Denison’s Board and that Mr. Hochstein is a highly valued member of the Board, providing the Company with the benefit of his many years of experience in governance and mining (including uranium exploration and mining operations).

The Company has provided more details on the results of all matters considered at the Meeting in its Report of Voting Results which has been filed under its profile on SEDAR at www.sedar.com and will be filed on EDGAR at www.sec.gov/edgar.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill that is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits, and a 66.90% interest in the Tthe Heldeth Túé ("THT," formerly J Zone) and Huskie deposits on the Waterbury Lake property. Each of Midwest Main, Midwest A, THT and Huskie are located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU (Canada) Exploration Company, Limited (“JCU”), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU 30.099%), the Kiggavik project (JCU 33.8123%) and Christie Lake (JCU 34.4508%). Denison’s exploration portfolio includes further interests in properties covering ~297,000 hectares in the Athabasca Basin region.

Denison is also engaged in post-closure mine care and maintenance services through its Closed Mines group (formerly Denison Environmental Services), which manages Denison's reclaimed mine sites in the Elliot Lake region and provides related services to certain third-party projects.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Mac McDonald	(416) 979-1991 ext. 242
Exec. Vice President & Chief Financial Officer

Follow Denison on Twitter	@DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD‐LOOKING STATEMENTS

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the following: the composition of the Denison Board; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 25, 2022 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being, exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.